

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 30, 2015

Mail Stop 4720

<u>Via E-mail</u>
James H. Clayton
Vice Chairman and Chief Executive Officer
Planters Holding Company
212 Catchings Avenue
Indianola, MS 38751

> **Re: Planters Holding Company**
> **Amendment No. 1 to**
> **Draft Offering Statement on Form 1-A**
> **Submitted November 16, 2015**
> **CIK No. 0001654551**

Dear Mr. Clayton:

We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

<u>Part II – Information Required in Offering Circular</u>

<u>Material U.S. Federal Income Tax Consequences …, page 75</u>

1.   Please revise the penultimate paragraph on page 76 to delete the assumption that the merger will qualify as a reorganization and also delete the "will receive" language. The narrative should be revised to indicate the discussion "is the opinion" and that the merger qualifies as a reorganization.

Part F/S

Annex D – Unaudited Consolidated Financial Statements of Planters Holding Company as of and for the Six Month Period Ended June 30, 2015

2. Pursuant to paragraph (b)(5) of Part F/S of Form 1-A, if true, please include a statement that in the opinion of management all adjustments necessary in order to make the interim financial statements not misleading have been included.

Annex F – Unaudited Consolidated Interim Financial Statements of Covenant Financial Corporation as of and for the Six Month Period Ended June 30, 2015

3. Please provide the comparative June 30, 2014 Consolidated Statement of Income and Consolidated Statements of Cash Flows for Covenant Financial Corporation. Refer to paragraph (b)(7) of Part F/S of Form 1-A.

4. Pursuant to paragraph (b)(5) of Part F/S of Form 1-A, if true, please include a statement that in the opinion of management all adjustments necessary in order to make the interim financial statements not misleading have been included.

You may contact Michael Henderson at (202) 551-3364 or Stephanie Sullivan, Senior Assistant Chief Accountant at (202) 551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Attorney
Office of Financial Services